Exhibit c(4)

June 6, 2005

Valuation of Arel Communications and Software

Executive Summary – Final

Giza Singer Even Ltd. was retained by CYMI Ltd.1 to provide an appraisal of Arel Communications and Software Ltd.‘s (“Arel” or “the Company”) equity value. The economic valuation is based on the Company’s audited reports for the year ended December 31, 2004, Q1/ 2005 financial reports relevant to March 31, 2005 and general market conditions.

The Company

Our analysis of the Company and the Market ascertained that Arel is in the mid-process of repositioning itself from primarily a training distance learning company. Arel’s former primary market – Satellite conferencing and e-learning – while decaying, continues to provide limited revenues and serves as the basis for the Company’s evolution to its present and future primary market – Web Conferencing and Collaboration, it itself a nascent market. As such Arel has the major characteristics of a “Start-Up”; very limited sales, limited remaining available cash, substantial R&D and Marketing expenditures and expected accelerated growth of market and Company.

The Company’s revenues decreased from $10 Million in 2003 to $4.4 Million in 2004. Most of the 2004 revenue was generated from the Company’s Satellite conferencing and e-learning activities, with the Company’s core Web Conferencing and Collaboration activity produced only insignificant revenues. In these consecutive years, the Company went from an Operating Profit of $0.6 Million in 2003 to an Operating Loss of $5.5 Million in 2004.

1 The “first phase” as described in GSE-CYMI engagement letter of March 23, 2005

The Market

Major market analysts (Wainhouse, F&S) forecast substantial growth together with transition & reorganization in the Conferencing and Collaboration Market till 2009 with highest growth – from $ 0.6 – $0.8 Billion in 2005 to $2.2. Billion in 2009 – in the Data segment (i.e. Web Conferencing, Arel’s relevant segment). The market evolution is also expected to cause a shift in customer preference from Service Provider to Software Vendor/Enterprise (Arel’s business model).

Arel’s potential lies in capitalizing on its technological advantage, which includes its seamless collaboration, its “early mover” advantage, the expected shift in customer preference towards Software Vendors, and present customer base to develop niche solutions.

DCF

The value appraisal was performed using the Discounted Cash Flow2 method (DCF), using a 5-year cash flow (2005 – 2009) based on the Company’s 2005-business plan and a Terminal Value representing perpetual growth. The DCF Valuation included:

1.	Analyzing separately future cash flows generated by Arel’s two business activities – each one with its own growth rate and profit & expense structure as:

a.	For the Web Conferencing and Collaboration segment, we assumed a growth rate slightly more than double the market CAGR forecasted by Frost & Sullivan till 2009, followed by a steady state of 6% perpetual annual growth.

b.	The Satellite Conferencing and E-learning segment was relegated a steady state till 2009, based on existing and expected contracts, followed by the long term decay of this segment.

2 Using Comparables was initially considered, but closer examination showed substantial differences between Arel and the potential Peer group as to render comparison not relevant

2.	These assumptions resulted in steadily increasing revenue till approximately $28 Million in 2009 with negative EBIDTA in 2005, 2006, 2007, slight profitability in 2008, EBIDTA of approximately $9 Million in 2009 and EBIDTA of approximately $ 7 Million as Terminal Value.

3.	The discounting of the Cash Flows was based on a 22.5% Cost of Capital, extrapolated from a composite of similar companies (financial position and size), and represents our analysis of the Company’s intrinsic risk (size, maturity) and the market risk.

4.	Since the Company has issued warrants, the value per share was assessed using the Black & Scholes formula relevant for a private company.

This appraisal indicates a Company Equity Value of $ 15.3 million (taking into consideration approximately $2 Million of excess assets), equivalent to Value per share of $ 1.13. This in comparison to the May 31, 2005 market share price of $0.99.